StaySafe Concrete Products Inc.

Balance Sheet
With Independent Auditors' Report

March 10, 2021

PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENT AUDITORS' REPORT

To the Stockholders
StaySafe Concrete Products Inc.

Opinion

We have audited the balance sheet of StaySafe Concrete Products Inc. (the Company) as of March 10, 2021, and the related notes (the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of March 10, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

/s/ Pinnacle Accountancy Group of Utah

Farmington, Utah
June 16, 2021

STAYSAFE CONCRETE PRODUCTS INC.
Balance Sheet

		March 10, 2021
Current Assets		
Cash and Cash Equivalents	$	1,768
Inventory		6,560
Total current assets		8,328
Intangible assets		202,773
TOTAL ASSETS	$	211,101
Current Liabilities		
Advance from shareholder	$	2,863
Total current liabilities		2,863
TOTAL LIABILITIES		2,863
Commitments and Contingencies		-
Stockholders' Equity		
Preferred Stock - $.0001 par value, 50,000,000 shares Authorized and 0 shares issued and outstanding		-
Common Stock - $.0001 par value, 200,000,000 shares Authorized, 11,040,000 shares issued and outstanding		1,104
Additional Paid-In Capital		207,134
Retained Earnings		-
Total Stockholders' Equity		208,238
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	211,101

The accompanying notes are an integral part of these financial statements.

STAYSAFE CONCRETE PRODUCTS INC.
NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 10, 2021

NOTE 1 –NATURE OF OPERATIONS

StaySafe Concrete Products Inc. (the Company) was incorporated in Delaware on February 5, 2021. The Company is addressing infrastructure and coastal housing needs by designing innovative products that provide a safer and more sustainable infrastructure. The Company focuses on five areas when developing products, including (1) the marine industry, sustainable sea walls, docks, and piers (2) the resort industry, providing modular vacation villas, (3) the commercial construction market, developing high-performing concrete products used in tilt-up, and SIP panel construction, fencing and protective walls (4) for residential development market, the Company provides raised and floating foundation systems and modular buildings (5) For military and law enforcement agencies, we develop protective walls and buildings. Together with Teaming Partners the Company provides the training and engineering assistance necessary to assist in shipping and installing the Company's designed products anywhere in the world.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with United States generally accepted accounting principles (the "U.S. GAAP"), which contemplate continuation of the Company as a going concern. As a start-up, the Company has had no revenues and has accumulated losses through March 10, 2021. The Company currently has limited working capital and has not established a source of revenues sufficient to cover operating costs over an extended period of time. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital from its principal stockholder to fund operating expenses. The Company may also raise additional funds through equity and/or debt financing. However, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $1,768 on March 10, 2021.

Basic Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with FASB ASC 260 "Earnings per Share." Basic loss per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is antidilutive. There were no potentially dilutive debt or equity instruments issued or outstanding as of March 10, 2021.

Intangible Assets

In accordance with the provisions of the applicable authoritative guidance, the Company's long-lived assets and amortizable intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The Company assesses the recoverability of such assets by determining

whether their carrying value can be recovered through undiscounted future operating cash flows, including its estimates of revenue driven by assumed market segment share and estimated costs. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are stated at lower of cost or net realizable value, with cost being determined on the first-in, first-out ("FIFO") method.

As of March 10, the Company had inventory of $6,560 which consisted of work-in process.

Recent Accounting Pronouncements

The Company has reviewed all the recently issued, but not yet effective, accounting pronouncements and does not believe any of these pronouncements will have a material impact on the Company.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has 200,000,000 authorized shares of common stock, $0.001 par value per share.

During February 2021, the Company issued 5,520,000 shares to each of the President and Secretary in exchange for cash and contributed assets (see Note 5) with a combined aggregate value of $207,686 equating to a per share price of $0.018.

As of March 10, 2021, there were 11,040,000 issued shares of common stock and 960,000 shares of common stock reserved for issuance to officers and directors of the Company, other than the President and Secretary.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company exchanged $207,134 worth of cash and intangible assets for 5,520,000 shares of our common stock with a par value of $0.0001 per share from Premier UHPC, LLC a company owned by Brett Meisenheimer, who is now a Senior Vice President and Director of StaySafe Concrete Products Inc.

The asset exchange included discoveries, ideas, business plans, concepts, improvements, domain names, inventions (whether patentable or not), knowledge, know-how, processes, information, data, data collections, procedures, processes, techniques, designs, drawings, flow charts, software code (in any form including source code and executable or object code), user interface, wire frames, formulae, computer programs, trade secrets, works of authorship and trade marks used in connection with our related to the business of the Company, including brand names, product names, logos and slogans, and associated good will. The foregoing includes, without limitation, the following additional intellectual property:

A. Architectural Plans and specification

B. Structural drawings

C. Patent applications

Advance from Shareholder

Brett Meisenheimer, who is now a Senior Vice President and Director of the Company and a major shareholder advanced the Company $2,863 to pay for start-up and organizational costs of the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We presently have no material commitments and contingencies.

NOTE 7 – INTANGIBLE ASSETS

The Company exchanged $207,134 worth of cash and intangible assets for 5,520,000 shares of our common stock with a par value of $0.0001 per share from Premier UHPC, LLC a company owned by Brett Meisenheimer, who is not a Senior Vice President and Director of Staysafe Concrete Products Inc.

The asset exchange included Assignor's discoveries, ideas, business plans, concepts, improvements domain names, inventions (whether patentable or not), knowledge, know-how, processes, information, data, data collections, procedures, processes, techniques, designs, drawings, flow charts, software code (in any form including source code and executable or object code), user interface, wire frames, formulae, computer programs, trade secrets, works of authorship and trademarks used in connection with or related to the business of the Company, including brand names, product names, logos and slogans, and associated goodwill. The foregoing includes, without limitation, the following additional intellectual property:

A. Architectural Plans and specification for:

1. Modular Villa Know as SS Sunflower

B. Structural drawing for:

1. Barge foundation
2. Modular SS Sunflower Villa
3. Seawall System
4. SIP panels
5. Raised slab foundations
6. Customer sales list MailChimp
7. Teaming Agreements
8. Web Content www.staysafeconcrete.com

C. Patent applications for:

1. SIP Panels
2. UHPC encased lumber
3. Seawall design system
4. Raised slap foundation system

As of March 10, 2021, the unamortized balance of the intangible assets related to purchase of plans, specs, lists, teaming agreements, and web content was $202,773.

NOTE 8 – INCOME TAX

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences

are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events,” the Company has analyzed its operations subsequent to March 20, 2021, through the date these financial statements were available to be issued, and has determined that it does not have any material subsequent events to disclose in these financial statements.